                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                              TCA Cable TV, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.10 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 872241-10-4
                     -----------------------------------
                                (CUSIP Number)

                              James S. Ryan, III
                         901 Main Street, Suite 6000
                             Dallas, Texas  75202
                                (214)953-6000
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                March 20, 1995
                     -----------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 5 Pages
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CUSIP NO. 872241-10-4                 13D                      PAGE 2 OF 5 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Louise H. Rogers ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      N/A
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     3,205,501
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     3,205,501
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      3,205,501
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      13.0%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.


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CUSIP NO. 872241-10-4                 13D                     Page 3 of 5 Pages


ITEM 1. SECURITY AND ISSUER. Item 1 is hereby amended and restated in its entirety to read as follows:

         The title and class of equity securities to which this statement relates is the Common Stock, $.10 par value per share, (the "Common Stock") of TCA Cable TV, Inc., a Texas corporation ("TCA"). The address of the principal executive offices of TCA is 3015 SSE Loop 323, Tyler, Texas 75701.


ITEM 2. IDENTITY AND BACKGROUND. Item 2 is hereby amended and restated in its entirety to read as follows:

         The name of the person filing this statement is Louise H. Rogers. The residence for Ms. Rogers is 2512 Alta Mira, Tyler, Texas 75701. Ms. Rogers' present principal occupation is private investments.

         Ms. Rogers has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that subjected her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Ms. Rogers is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS.  Not applicable.


ITEM 4. PURPOSE OF TRANSACTION. Item 4 is hereby amended and restated in its entirety to read as follows:

         Ms. Rogers acquired the shares of Common Stock owned by her as an investment. Depending on market conditions and other factors that she may deem material to her investment decisions, Ms. Rogers may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock she now owns or may hereafter acquire.

         Except as set forth in this Item 4, Ms. Rogers does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 is hereby amended and restated in its entirety to read as follows:
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CUSIP NO. 872241-10-4                 13D                     Page 4 of 5 Pages


         Ms. Rogers beneficially owns 3,205,501 shares, or 13.0%, of the outstanding Common Stock. Ms. Rogers beneficially owns such shares by direct ownership.

         Ms. Rogers and her former spouse, Robert M. Rogers, each own 50% of, and are directors of, Rogers Venture Enterprises, Inc. ("RVE"). RVE owns 1,000,000 shares of Common Stock. Ms. Rogers disclaims beneficial ownership of any portion of the Common Stock owned by RVE.

         Ms. Rogers possesses sole voting and dispositive power with respect to 3,205,501 shares of Common Stock and shared voting and dispositive power with respect to 0 shares of Common Stock.

         Between February 1991 and October 1993, Ms. Rogers sold, in the aggregate, 400,000 shares of Common Stock in open market transactions. In addition, on February 4, 1994, Ms. Rogers gifted 25,000 shares of Common Stock; on March 2, 1995, Ms. Rogers gifted 50,000 shares of Common Stock; on March
2, 1995, Ms. Rogers sold 10,500 shares of Common Stock in an open market transaction; and on March 8, 1995, Ms. Rogers sold 14,500 shares of Common Stock in an open market transaction.

         Except as set forth in this Item 5, no transactions in the Common Stock were effected by Ms. Rogers during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Item 6 is hereby amended and restated in its entirety to read as follows:

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships between Ms. Rogers and any other person with respect to shares of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS. Not Applicable.
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CUSIP NO. 872241-10-4                 13D                     Page 5 of 5 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 20, 1995                               /s/ Louise H. Rogers
                                                   Louise H. Rogers